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                            August 9, 2023

       Daniel Jones
       Chief Executive Officer
       SeqLL, Inc.
       3 Federal Street
       Billerica, MA 01821

                                                        Re: SeqLL, Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed August 7,
2023
                                                            File No. 001-40760

       Dear Daniel Jones:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A Filed August 7, 2023

       Unaudited Pro Forma Condensed Combined Financial Information, page 47

   1. Please update the pro forma information as of the date of the most recent financial statements included in
the proxy statement. Refer to Rule 11-02(c)(1) of Regulation S-X.
       Financial Statements
       Lyneer Investments LLC, page F-1

   2. Please note the requirement to update target company financial statements is based on the
                                                        registrant   s
obligation to update under Rule 8-08 of Regulation S-X. Therefore, please update the financial
statements of Lyneer Investments LLC as of and for the six months ended June 30, 2023.
 Daniel Jones
FirstName
SeqLL, Inc.LastNameDaniel Jones
Comapany
August      NameSeqLL, Inc.
        9, 2023
August
Page 2 9, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Eric M. Hellige